United Fuel & Energy Corporation
405 N. Marienfeld, Ste 300
Midland, TX 79701
P.O. Box 1920
Midland, TX 79702
Phone: 432-571-8049

August 20, 2007

VIA EDGAR (copy by overnight courier)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Mr. Adam Phippen

Re	United Fuel & Energy Corporation (the “Company”) Item 4.02 Form 8-K filed August 15, 2007 File No. 333-68008

Dear Mr. Phippen:

This letter is in response to the Staff’s comments to the Company by its letter dated August 16, 2007 relating to the above-referenced Form 8-K (the “Form 8-K”). We are also filing an Amendment to the Form 8-K (the “Amendment”). Our responses are referenced to the applicable Staff comment and the paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Staff’s comment letter.

1.
We assume that your previously issued financial statements for the 2006 fiscal year should no longer be relied upon as a result the fourth quarter revenue recognition error. If so, please clarify that your financial statements as of and for the fiscal year end December 31, 2006 should no longer be relied upon. If not, please advise.

In response to the Staff’s comment, the Company has added disclosure in the first paragraph of Item 4.02 in the Amendment to clarify that the Company’s financial statements as of and for the fiscal year ended December 31, 2006 should no longer be relied upon.

2.
Please disclose the date on which the board of directors, a committee of the board of directors or the officer or officers authorized to take such action if board action is not required concluded that the previously issued financial statements should no longer be relied upon. Refer to the requirements of Item 4.02(a)(1) of Form 8-K. This date should match the report date on the cover page.

Securities and Exchange Commission
August 20, 2007

In response to the Staff’s comment, the Company has added disclosure in the third paragraph of Item 4.02 in the Amendment disclosing the date on which the Audit Committee of the Company’s Board of Directors concluded that the previously issued financial statements should no longer be relied upon. In addition, the report date/date of earliest event reported information on the cover page of the Amendment has been revised to reflect that the Audit Committee’s determination was made on August 13, 2007.

3.
Please disclose whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer(s), discussed with your independent accountant the matters disclosed in the filing. Refer to the requirement of Item 4.02(a)(3) of
Form 8-K.

In response to the Staff’s comment, the Company has added disclosure in the third paragraph of Item 4.02 in the Amendment disclosing the fact that the Audit Committee of the Company’s Board of Directors discussed the matters disclosed in the Form 8-K with the Company’s independent accountant.

4.
When you amend your periodic reports to file the restated financial statements, describe the effect of the restatement on your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures. See Item 307 of Regulation S-K. If the officers’ conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers’ conclusions.

The Company acknowledges the Staff’s comment. The Company will describe the effect of the restatement on its officers’ conclusions regarding the effectiveness of the Company’s disclosure controls and procedures when the Company amends its periodic reports to file the restated financial statements.

* * * *

In connection with responding to the Staff's comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

By copy of this letter to you via overnight courier, we are providing you with two marked copies of the Amendment reflecting the changes made to the disclosure in the Form 8-K in response to the Staff’s comments.

Securities and Exchange Commission
August 20, 2007

If you have any questions regarding these responses, please contact either Bobby Page at (432) 571-8049 or myself at (432) 571-8055.

Very truly yours,

/s/ Charles McArthur

Charles McArthur
President and Chief Executive Officer

cc:	Bobby W. Page Vice President and Chief Financial Officer